Exhibit 99.2

hanarotelecom incorporated

NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of
hanarotelecom incorporated:

We have reviewed the accompanying non-consolidated balance sheet of hanarotelecom incorporated (the “Company”) as of March 31, 2005, and the related non-consolidated statements of operations and cash flows for the three-month periods ended March 31, 2005 and 2004, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2004, which is presented in this report, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated February 4, 2005, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

Deloitte HanaAnjin LLC

Seoul, Korea
April 22, 2005

hanarotelecom incorporated

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(See Independent Accountants’ Review Report)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
ASSETS	2005		2004		2005	2004
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	W	515,215	W	161,114	$507,401	$158,670
Short-term financial instruments (Notes 4 and 5)		70,831		189,865	69,757	186,985
Short-term investment securities (Note 6)		1,120		1,120	1,103	1,103
Trade receivables, net of allowance for doubtful accounts of W63,551 million in 2005 and W60,331 million in 2004		189,581		204,076	186,706	200,981
Short-term loans, net of discount on present value of W133 million in 2005 and W209 million in 2004 (Note 9)		4,137		7,631	4,074	7,515
Accounts receivable-other, net of discount on present value of W158 million in 2005 and nil in 2004		16,382		473	16,134	466
Accrued income		1,729		1,998	1,703	1,968
Prepaid expenses		17,774		13,188	17,504	12,988
Prepaid income tax		866		3,012	853	2,966
Advanced payments		48,235		26,816	47,503	26,409
Inventories		904		1,841	890	1,814

		866,774		611,134	853,628	601,865

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		5		5	5	5
Long-term investment securities (Note 7)		27,798		27,776	27,376	27,355
Investment securities using the equity method (Note 8)		8,109		14,532	7,986	14,312
Long-term trade receivables, net of allowance for doubtful accounts of W1,469 million in 2005 and W535 million in 2004		2,291		1,083	2,256	1,067
Long-term loans, net of discount on present value of W2,891 million in 2005 and W2,709 million in 2004 (Note 9)		18,684		16,086	18,401	15,842
Long-term accounts receivable-other, net of discount on present value of W511 million in 2005 and nil in 2004		10,801		—	10,637	—
Key-money deposits		72,703		72,514	71,600	71,414
Long-term prepaid expenses		12,639		12,352	12,448	12,164
Property and equipment, net (Notes 10, 12 and 13)		2,280,483		2,362,686	2,245,896	2,326,852
Intangibles (Note 11)		54,415		54,266	53,590	53,443

		2,487,928		2,561,300	2,450,195	2,522,454

Total Assets	W	3,354,702	W	3,172,434	$3,303,823	$3,124,319

     (continued)

hanarotelecom incorporated

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2005 AND DECEMBER 31, 2004
(See Independent Accountants’ Review Report)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	2005		2004		2005	2004
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables	W	20,673	W	26,056	$20,359	$25,661
Other accounts payable		86,717		139,528	85,402	137,412
Advances received		4,258		7,159	4,193	7,050
Accrued expenses		62,853		55,777	61,900	54,931
Withholdings		22,077		14,728	21,742	14,505
Current maturities of long-term debt, net of discount on debentures of W5,145 million in 2005 and W6,543 million in 2004, and net of present value discount of W3,081 million in 2005 and nil in 2004 (Notes 12 and 13)		446,730		413,526	439,955	407,254
Forward exchange contracts (Note 14)		39,693		33,802	39,091	33,289
Interest rate swap (Note 14)		8,754		17,623	8,621	17,356
Other current liabilities		1,715		1,699	1,690	1,673

		693,470		709,898	682,953	699,131

LONG-TERM LIABILITIES:
Long-term debt, net (Note 13)		268,993		399,154	264,913	393,100
Debentures, net (Note 13)		498,038		189,518	490,485	186,644
Long-term obligations under capital leases (Note 12)		30,730		32,540	30,264	32,046
Long-term advances received		12,849		13,143	12,654	12,944
Accrued severance indemnities, net (Note 2)		32,191		29,667	31,703	29,217
Long-term deposits received		23,564		23,118	23,206	22,768

		866,365		687,140	853,225	676,719

Total Liabilities		1,559,835		1,397,038	1,536,178	1,375,850

SHAREHOLDERS’ EQUITY (Note 15):
Capital stock		2,310,676		2,310,676	2,275,631	2,275,631
Paid-in capital in excess of par value		344,642		344,642	339,415	339,415
Accumulated deficit		(858,939)		(864,080)	(845,912)	(850,975)
Capital adjustments:
Stock compensation (Note 16)		8,339		7,227	8,213	7,117
Valuation loss on available-for-sale securities (Note 7)		(1,352)		(5,764)	(1,331)	(5,677)
Valuation gain on investment securities using the equity method (Note 8)		255		318	251	313
Valuation loss on interest swap (Note 14)		(8,754)		(17,623)	(8,622)	(17,355)

Total Shareholders’ Equity		1,794,867		1,775,396	1,767,645	1,748,469

Total Liabilities and Shareholders’ Equity	W	3,354,702	W	3,172,434	$3,303,823	$3,124,319

See accompanying notes to non-consolidated financial statements.

hanarotelecom incorporated

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2005		2004		2005	2004
	(In millions, except per share amount)				(In thousands, except per share amount)

OPERATING REVENUE (Notes 19 and 21)	W	357,928	W	349,296	$352,500	$343,998

OPERATING EXPENSES (Notes 17 and 19)		342,628		324,081	337,432	319,166

OPERATING INCOME		15,300		25,215	15,068	24,832

NON-OPERATING INCOME:
Interest income		5,143		6,737	5,065	6,635
Gain on foreign currency transactions and translation		11,891		5,767	11,711	5,680
Gain on disposal of long-term investment securities		—		108	—	106
Gain on valuation of investments using the equity method (Note 8)		248		—	244	—
Gain on disposal of investments using the equity method (Note 8)		25,391		—	25,006	—
Gain on disposal of property and equipment		254		65	250	64
Other		1,347		1,559	1,326	1,536

		44,274		14,236	43,602	14,021

NON-OPERATING EXPENSES:
Interest expense		27,472		27,970	27,055	27,546
Asset Backed Securities expense		—		490	—	483
Loss on disposal of short-term investments		—		86	—	85
Impairment loss on long-term investment securities (Note 7)		4,390		180	4,323	177
Loss on valuation of investments using the equity method		—		283	—	279
Loss on foreign currency transactions and translation		231		79	227	78
Loss on disposal of property and equipment		1,400		812	1,379	800
Loss on early redemption of debentures (Note 13)		165		—	162	—
Loss on early redemption of long-term debt (Note 13)		2,235		—	2,201	—
Loss on early redemption of obligations under capital leases (Note 12)		58		—	57	—
Loss on disuse of property and equipment		5,478		7,293	5,395	7,182
Loss on valuation of forward exchange contracts (Note 14)		12,115		7,401	11,931	7,289
Donations		194		200	192	196
Other		695		98	685	96

		54,433		44,892	53,607	44,211

ORDINARY INCOME (LOSS)		5,141		(5,441)	5,063	(5,358)

EXTRAORDINARY ITEM		—		—	—	—

INCOME (LOSS) BEFORE INCOME TAX		5,141		(5,441)	5,063	(5,358)

INCOME TAX EXPENSE (Note 18)		—		—	—	—

NET INCOME (LOSS)	W	5,141	W	(5,441)	$5,063	$(5,358)

NET INCOME (LOSS) PER SHARE (Note 2)	W	11	W	(12)	$0.01	$0.01

See accompanying notes to non-consolidated financial statements.

hanarotelecom incorporated

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2005		2004		2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:	(In millions)				(In thousands)
Net income (loss)	W	5,141	W	(5,441)	$5,063	$(5,358)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock compensation expense		1,112		321	1,095	316
Provision for severance indemnities		3,343		3,172	3,292	3,124
Amortization of discount on debentures		2,097		3,150	2,065	3,102
Recognition of long-term accrued interest		1,245		2,146	1,226	2,113
Employee fringe benefits		421		106	415	104
Depreciation and amortization		111,596		114,780	109,903	113,039
Loss on foreign currency translation		116		5	114	5
Provision for doubtful accounts		7,220		8,368	7,110	8,241
Loss on disposal of short-term investments		—		86	—	85
Loss on disposal of property and equipment		1,400		812	1,379	800
Impairment loss on long-term investment securities		4,390		180	4,323	177
Loss on valuation of investments using the equity method		—		283	—	279
Loss on disuse of property and equipment		5,478		7,293	5,395	7,182
Loss on early redemption of debentures		165		—	162	—
Loss on early redemption of long-term debt		2,235		—	2,201	—
Loss on early redemption of obligations under capital leases		58		—	57	—
Loss on valuation of forward exchange contracts		12,115		7,401	11,931	7,289
Ordinary development cost and other		814		199	803	197
Amortization of present value discount		(389)		(541)	(383)	(533)
Gain on disposal of property and equipment		(254)		(65)	(250)	(64)
Gain on disposal of long-term investment securities		—		(108)	—	(106)
Gain on valuation of investments using the equity method		(248)		—	(244)	—
Gain on disposal of investments using the equity method		(25,391)		—	(25,006)	—
Gain on foreign currency translation		(10,133)		(5,154)	(9,979)	(5,076)

		117,390		142,434	115,609	140,274

Changes in assets and liabilities resulting from operations:
Increase in inventories		(6,119)		(4,975)	(6,025)	(4,900)
Decrease (Increase) in trade receivables		9,135		(10,848)	8,997	(10,683)
Decrease (Increase) in accounts receivable-other		(127)		366	(125)	360
Decrease (Increase) in accrued income		269		(4,019)	265	(3,958)
Decrease (Increase) in advanced payments		(39)		792	(38)	780
Increase in prepaid expenses		(5,654)		(4,223)	(5,568)	(4,159)
Decrease (Increase) in prepaid income tax		(866)		2,026	(853)	1,995
Decrease (Increase) in long-term prepaid expenses		(287)		274	(283)	270
Decrease in trade payables		(5,337)		(4,521)	(5,256)	(4,452)
Increase (Decrease) in advances received		299		(217)	294	(214)
Decrease in long-term advances received		(293)		(293)	(289)	(289)
Increase in withholdings		7,348		1,217	7,237	1,199
Decrease in other accounts payable		(43,541)		(44,726)	(42,881)	(44,048)
Decrease in forward exchange contract		(6,224)		—	(6,130)	—
Increase (Decrease) in accrued expenses		7,076		(5,562)	6,969	(5,478)
Increase (Decrease) in other current liabilities		16		(117)	16	(115)
Increase in other long-term liabilities		447		854	440	841
Payments of severance indemnities		(1,179)		(777)	(1,161)	(765)
Decrease in payments to National Pension		2		5	2	5
Write-off of trade receivables		(2,992)		(1,514)	(2,947)	(1,491)

		(48,066)		(76,258)	(47,336)	(75,102)

Net cash flows provided by operating activities		74,465		60,735	73,336	59,814

     (continued)

hanarotelecom incorporated

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from disposal of short-term investment securities	W	—	W	187	$—	$184
Collection of short-term financial instruments		272,408		264,512	268,277	260,500
Redemption of short-term loans		1,141		2,432	1,124	2,395
Redemption of long-term loans		67		1,051	66	1,035
Proceeds from disposal of investment securities using the equity method		5,000		—	4,924	—
Refund of key-money deposits		1,717		4,619	1,691	4,549
Proceeds from disposal of property and equipment		772		1,754	760	1,727
Acquisition of short-term financial instruments		(153,374)		(231,710)	(151,049)	(228,195)
Increase in advanced payments		(22,573)		—	(22,231)	—
Extension of short-term loans		(106)		(163)	(104)	(161)
Extension of long-term loans		(313)		(1,423)	(308)	(1,401)
Payment of key-money deposits		(1,907)		(3,575)	(1,878)	(3,521)
Acquisition of property and equipment		(26,373)		(9,417)	(25,973)	(9,274)
Acquisition of intangibles		(2,101)		(262)	(2,069)	(258)

Net cash flows provided by investing activities		74,358		28,005	73,230	27,580

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long-term debt		—		216,129	—	212,851
Proceed from issuance of debentures		503,842		—	496,201	—
Repayment of short-term borrowings		—		(163,000)	—	(160,528)
Repayment of long-term debt		(298,564)		(116,327)	(294,036)	(114,563)
Decrease in Asset Backed Securities loans		—		(32,510)	—	(32,016)

Net cash flows provided by (used in) financing activities		205,278		(95,708)	202,165	(94,256)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		354,101		(6,968)	348,731	(6,862)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		161,114		196,128	158,670	193,153

CASH AND CASH EQUIVALENTS, END OF PERIOD	W	515,215	W	189,160	$507,401	$186,291

     (continued)

hanarotelecom incorporated

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
(See Independent Accountants’ Review Report)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
NON-CASH TRANSACTIONS:
Transfer of long-term loans to current portion	W	397	W	3,740	$391	$3,683
Transfer of short-term loans to long-term loans		2,931		—	2,887	—
Transfer of trade receivables to long-term trade receivables		2,142		—	2,110	—
Transfer of advanced payments to inventories		1,193		—	1,175	—
Transfer of inventories to property and equipments		8,250		5,028	8,125	4,952
Transfer of debentures to current portion		190,000		20,000	187,118	19,697
Transfer of long-term debt to current portion		10,679		13,637	10,517	13,430
Transfer of long-term obligation under capital leases to current portion		11,520		14,433	11,345	14,214
Transfer of other accounts payable to obligation under capital leases		9,710		—	9,563	—
Recognition of gain on valuation of long-term investment securities as capital adjustments		22		—	22	—
Recognition of loss on valuation of long-term investment securities as capital adjustments		—		681	—	671
Acquisition of property and equipment under long-term lease obligation		—		9,025	—	8,888
Transfer of investment securities using the equity method to long-term investment securities		—		16,935	—	16,678
Transfer of provision for severance indemnities to construction in progress		214		133	211	131
Transfer of depreciation to construction in progress		—		154	—	152
Transfer of prepaid expenses to long-term present value discount		1,067		7,495	1,051	7,381
Receivable from disposal of investment securities using the equity method		23,800		—	23,439	—

See accompanying notes to non-consolidated financial statements.

hanarotelecom incorporated

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004
(See Independent Accountants’ Review Report)

1. GENERAL:

hanarotelecom incorporated (the “Company”) was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea (“Korea”). The Company was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). The Company issued American Depository Receipts (“ADRs”) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

The Company commenced providing local call and high-speed data access, internet and multimedia access, on April 1, 1999 and is providing services in 83 cities, including Seoul, Pusan, Ulsan and Incheon, and 51 counties as of December 31, 2004. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC, and commenced providing the service from July 1, 2004.

The Company’s headquarters is located in Joong-Gu, Seoul. The Company has 26 domestic branches and also has invested in several companies such as Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Hanaro Dream Inc. in order to facilitate and strengthen its services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,015.40 to US$ 1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables for the three-month period ended March 31, 2005 are as follows (won in millions):

	Amount
Beginning of period	W	60,866
Provision		7,220
Write-offs		(3,066)

End of period	W	65,020

Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities Other than those Accounted for Using the Equity Method

(1)	Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2)	Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3)	Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment. However, if changes in retained earnings are caused from correction of material misstatement, the Company charges the changes into current operations.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest costs and other similar financial costs incurred during the manufacturing, purchase, or construction of property and equipment are all charged to current operations. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings, building facilities and structures	40 years
Machinery	6~15 years
Vehicles and other	4 years

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

Estimated useful lives
Goodwill	5 years
Property rights of industry	5-10 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W32,314 million as of March 31, 2005.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W123 million as of March 31, 2005 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the three-month period ended of March 31, 2005 are as follows (won in millions):

	Amount
Beginning of period	W	29,792
Severance payments		(1,179)

		28,613
Provision		3,701

End of period	W	32,314

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,015.50 to US $1.00 at March 31, 2005.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date (see Note 18). Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting.

Stock Compensation Expense

The Company values stock options granted in 2004 and 2005 using the fair value method (binomial option pricing model). Also, the Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (minimum value method) for the stock options granted in 2000. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 16).

Net Income (Loss) Per Share

Net income (loss) per share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month periods ended March 31, 2005 and 2004 were 462,135 thousand shares, respectively.

Net income (loss) for common stock for the three-month periods ended March 31, 2005 and 2004 are computed as follows (won in millions):

	2005		2004
Net income (loss)	W	5,141	W	(5,441)
Dividend for preferred stock		—		—

Net income (loss) for common stock	W	5,141	W	(5,441)

Also, net income per share for the year ended December 31, 2004 is 23 won.

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company newly adopted the Statements of Korea Accounting Standards (“SKAS”) No. 15-“Equity Method”, No. 16-“Corporate Tax Accounting” and No. 17-“Reserve For Liabilities, Contingent Liabilities and Assets”, effective from January 1, 2005, and certain amounts and accounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net loss and net assets of the prior period.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of March 31, 2005 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Cash on hand	—	W	1
Current deposits	—		271
Passbook accounts	0.1		954
Certificate of deposits	3.3~3.34		80,000
Specified fund trusts	3.1~3.25		275,156
Money market funds	3.2~3.44		78,833
Repurchase agreements	3.28~3.32		80,000

		W	515,215

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of March 31, 2005 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Time deposits	3.4 ~ 4.4	W	17,586
Repurchase agreements	3.43 ~ 4.3		17,325
Commercial paper	2.85		35,920

		W	70,831

Long-term financial instruments as of March 31, 2005 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Deposits for checking accounts	—	W	5

5. RESTRICTED DEPOSITS:

As of March 31, 2005, the following deposits are subject to withdrawal restriction for guarantee for the payment of borrowings, checking accounts and other reasons (won in millions):

	Amount
Short-term financial instruments	W	61,321
Long-term financial instruments		5

	W	61,326

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of March 31, 2005 are as follows (won in millions):

	Amount
	Acquisition cost		Book value
Held-to-maturity securities:
Collateralized Bond Obligation	W	1,120	W	1,120

7. LONG-TERM INVESTMENT SECURITIES:

(1)	Long-term investment securities as of March 31, 2004 consist of the following (won in millions):

	Ownership
	percentage (%)	Amount
Available-for-sale securities:
Listed equity securities:
LG Telecom, Ltd.	0.37	W	4,132
Netsecure Technology, Inc.	0.38		18
C.C.S., Inc.	7.22		1,731

			5,881

Non-listed equity securities:
Korea Information Assurance, Inc.	0.47		100
Dreamline Corp.	14.18		16,935
CCR Inc.	2.08		484
Dauinternet, Inc.	0.71		28
Korea Digital Cable Media Center	4.32		500
Others			1,256

			19,303

Investments in funds:
Engineering Benevolent Association	0.03		14
KDBC Hanaro Interventure Fund	31.00		2,598

			2,612

			27,796

Held-to-maturity securities:
Debt securities:
G.P.S. Korea Inc.			2

		W	27,798

(2)	Listed equity securities as of March 31, 2005 are as follows (won in millions):

	Amount
	Acquisition cost		Fair value
LG Telecom, Ltd.	W	5,396	W	4,132
Netsecure Technology, Inc.		1,399		18
C.C.S., Inc.		4,740		1,731

	W	11,535	W	5,881

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments. However, when the listed equity securities’ market price declined and is not expected to recover, the Company records the difference between market price and acquisition cost as impairment loss on long-term investment securities. The Company recorded W4,390 million of impairment loss on long-term investment securities for the three-month period ended March 31, 2005.

(3)	Non-listed equity securities as of March 31, 2005 are as follows (won in millions):

	Amount
	Acquisition cost		Net asset value		Book Value
Korea Information Assurance, Inc.	W	100	W	62	W	100
Dreamline Corp.		39,530		18,837		16,935
CCR Inc.		1,780		277		484
Dauinternet, Inc.		1,100		18		28
Korea Digital Cable Media Center		500		402		500
Others		6,606		1,463		1,256

	W	49,616	W	21,059	W	19,303

Non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss on long-term investment securities charged to current operations.

(4)	Debt securities as of March 31, 2005 are as follows (won in millions):

	Amount
	Acquisition cost		Book value
Subordinate debt investments:
G.P.S. Korea Inc.	W	2	W	2

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1)	Investment securities using the equity method as of March 31, 2005 are as follows (won in millions):

	Ownership
	percentage (%)	Book value
Hanaro Realty Development & Management Co., Ltd.	99.99	W	3,176
Hanaro Telecom & Internet Information, Inc.	99.99		749
Hanaro Dream, Inc.	57.02		4,184

		W	8,109

The Company disposed of stocks of Hanaro Web  TV and Media Holdings, Inc. to JoongAng MSO Consortium (Central Multi Broadcasting Co. and other) and recorded W25,391 million of gain on disposal of investment securities using the equity method for the three-month period ended March 31, 2005.

(2)	As of March 31, 2005, gain on valuation of investments using the equity securities is as follows (won in millions):

	Acquisition		Net asset		Beginning
	cost		value		of period		Gain		Book value
Hanaro Realty Development & Management Co., Ltd.	W	2,500	W	3,176	W	3,108	W	68	W	3,176
Hanaro Telecom & Internet Information, Inc.		1,900		749		622		127		749
Hanaro Dream, Inc.		3,680		3,442		4,131		53		4,184

	W	8,080	W	7,367	W	7,861	W	248	W	8,109

(3)	Changes in the difference between acquisition cost and net asset value at the acquisition date for the three-month period ended March 31, 2005 are as follows (won in millions):

	Amount
	Beginning of period		Recognition		End of period
Hanaro Dream, Inc.	W	786	W	44	W	742

(4)	The key financials of investment securities using the equity method for the three-month period ended March 31, 2005 are as follows (won in millions):

	Total		Total		Total		Operating
	assets		liabilities		equity		revenue		Net income
Hanaro Realty Development & Management Co., Ltd.	W	7,883	W	4,707	W	3,176	W	5,469	W	136
Hanaro Telecom & Internet Information, Inc.		6,148		5,399		749		9,175		164
Hanaro Dream, Inc.		15,549		9,513		6,036		12,367		166

	W	29,580	W	19,619	W	9,961	W	27,011	W	466

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of March 31, 2005 are as follows (won in millions):

	Interest per	Amount
	annum (%)		Short-term		Long-term
Loans to employees for share ownership	—	W	2,103	W	10,967
Loans to employees for housing	2.0		1,542		8,346
Other	—		161		79
Less: discount on present value			(110)		(2,566)

		W	3,696	W	16,826

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the three-month period ended March 31, 2005 are as follows (won in millions):

	Amount
	Beginning of period		Increase		Decrease		End of period
Land	W	162,778	W	279	W	—	W	163,057
Buildings		308,250		562		—		308,812
Structures		192		—		—		192
Machinery		3,494,210		34,084		18,511		3,509,783
Vehicles		306		—		—		306
Other		43,371		1,031		74		44,328
Construction in progress		22,701		6,160		6,578		22,283
Machinery in transit		261		88		349		—

		4,032,069		42,204		25,512		4,048,761

Less: Accumulated depreciation Buildings		30,917		2,151		—		33,068
Structures		21		1		—		22
Machinery		1,606,000		106,478		10,676		1,701,802
Vehicles		306		—		—		306
Other		32,139		1,014		73		33,080

		1,669,383		109,644		10,749		1,768,278

	W	2,362,686					W	2,280,483

Depreciable assets are insured for fire and other casualty losses up to W2,403,810 million as of March 31, 2005.

The market value of the Company’s land based on the official price of land (published by the Ministry of Construction and Traffic) is W192,859 million as of March 31, 2005.

11. INTANGIBLES:

(1)	Changes in intangibles for the three-month period ended March 31, 2005 are as follows (won in millions):

	Beginning of period		Acquisition		Amortization		End of period
Goodwill	W	4,990	W	637	W	306	W	5,321
Property rights of industry		1		—		—		1
Cable line usage rights		47,747		1,164		704		48,207
Development costs		1,466		300		941		825
Land rights		62		—		1		61

	W	54,266	W	2,101	W	1,952	W	54,415

(2)	W1,029 million of ordinary research and development costs were charged to expense as incurred for the three-month period ended March 31, 2005.

12. LEASES:

(1)	The Company has operating lease agreements for the rights to use automobiles with Avis Rent A Car Co. The payment schedule for the operating leases is as follows (won in millions):

Year	Amount
2006.3	W	907
2007.3		340
2008.3		74

	W	1,321

(2)	The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., Star Leases Co., Ltd., Korea Development Leases Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of March 31, 2005, the acquisition cost of machinery and equipment under capital leases was W137,568 million and depreciation expense related to these capital leases for the three-month period ended March 31, 2005 amounts to W4,299 million.

The Company early repaid a portion of capital leases and recorded W58 million of loss on early redemption of obligations under capital leases for the three-month period ended March 31, 2005.

The future annual payments under these capital lease agreements as of March 31, 2005 are as follows (won in millions):

	Amount
Year	Principal		Interest		Total
2006.3	W	37,277	W	2,970	W	40,247
2007.3		22,194		1,070		23,264
2008.3		8,536		175		8,711

		68,007	W	4,215	W	72,222

Less: Current portion		(37,277)

	W	30,730

13. LONG-TERM DEBT AND DEBENTURES:

(1)	Long-term debt in local currency as of March 31, 2005 is as follows (won in millions):

	Interest rate per annum (%)	Amount
Citibank	6.99	W	1,000
Syndication loans	6.8~6.88		79,847

			80,847
Less: Current portion			(3,994)
Discount on present value			(1,296)

		W	75,557

(2)	Long-term debt in foreign currency as of March 31, 2005 is as follows (won in millions, dollar in thousands):

	Interest rate per annum (%)	U.S. dollars	Won equivalent
Syndication loans	6.04	$201,810	W	204,937
Less: Current portion		(7,568)		(7,685)
Discount on present value		(3,758)		(3,816)

		$190,484	W	193,436

The Company early repaid a portion of long-term debt and recorded W2,235 million of loss on early redemption of long-term debt for the three-month period ended March 31, 2005.

(3)	On November 13, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan agreement approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$ 416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of March 31, 2005 is W284,784 million (long-term debt in local currency of W79,847 million and long-term debt in foreign currency of W204,937 million).

In relation to the above syndication loan, the Company’s buildings are pledged as collateral up to W531,411 million; machinery of which book value is W1,702,960 million as of September 30, 2004 are provided as assignable mortgage and some intellectual property rights are pledged as collateral.

(4)	Debentures as of March 31, 2005 are as follows (won in millions, dollar in thousands):

	Interest rate per annum (%)	Due	U.S. dollars	Won equivalent
20th	5.98	2002~2005	$—	W	30,000
21st	6.00	2002~2005	—		170,000
23rd	6.00	2003~2006	—		190,000
24th	8.59	2003~2005	—		16,000
Foreign currency	7.00	2005~2012	500,000		507,750

			500,000		913,750
Less: Current portion			—		(406,000)
Discount on present value			(9,425)		(9,712)

			$490,575	W	498,038

The warrants on the bonds with stock warrants (“18th debenture”) is US$ 15,000 thousand (3,963,600 shares) and may be exercised until January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00.

As of March 31, 2005, for the warrants on the bonds with stock warrants (“13th debenture”), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

According to the covenants, debentures of 20th, 21st and 23 rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~ W1,000 billion in each fiscal year. The Company complies to the covenants’ requirements as of March 31, 2005.

The Company early repaid a portion of debentures and recorded W165 million of loss on early redemption of debentures for the three-month period ended March 31, 2005.

(5)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of March 31, 2005 is as follows (won in millions and dollar in thousands):

			Debentures in					Long-term debt in
		Debentures	foreign currency					foreign currency
		in local			Won		Long-term debt in			Won
Year		currency	U.S. dollar	Equivalent		local currency		U.S. dollar	Equivalent		Total
2006.3	W	406,000	$—	W	—	W	3,994	$7,568	W	7,685	W	417,679
2007.3		—	—		—		16,968	42,885		43,549		60,517
2008.3		—	—		—		32,937	83,246		84,537		117,474
2009.3		—	—		—		26,948	68,111		69,166		96,114
2012.3		—	500,000		507,750		—	—		—		507,750

	W	406,000	$500,000	W	507,750	W	80,847	$201,810	W	204,937	W	1,199,534

(6)	Other than collateral provided to the syndication loan consortium described in the Note 13 (3), property and equipment of W50,000 million are pledged as collateral for long-term debt as of March 31, 2005.

14. DERIVATIVES:

(1)	Swap Contracts

With reference to the Company’s issuance of the 20th debenture (Floating Rate Note) and syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Industrial Bank of Korea (IBK) and Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of these swap contracts, the Company recorded W8,754 million of valuation loss as capital adjustments and liabilities as of March 31, 2005 (won in millions and dollar in thousands).

Financial						Valuation loss on
institution	Contract period	Floating rate (%)	Fixed rate (%)	Contract amount		interest swap
IBK	2002.5~2005.5	Government bond rate+1.95	9.90	W	100,000	W	347
KDB	2003.12~2008.11	LIBOR+3.25	7.72		$63,065		2,807
KDB	2004.2~2008.11	LIBOR+3.25	7.60		$138,744		5,600

						W	8,754

(2)	Forward Exchange Contracts

The Company entered into foreign currency forward contracts, relating to time deposits and syndication loan in foreign currency, with Development Bank of Singapore (DBS) and Korea Development Bank (KDB) to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded W12,115 million of loss on valuation of forward exchange contract for the three-month period ended March 31, 2005 and W39,693 million of forward exchange contracts (current liabilities) as of March 31, 2005 (dollar in thousands).

Contract period	Fixed exchange rate	Contract amount
2003.12~2008.11	1,190.00	$63,065
2004.2~2008.11	1,166.20	138,744
2005.2~2012.1	1,026.5~1,035.0	500,000

		$701,809

15. SHAREHOLDERS’ EQUITY:

(1)	Capital Stock

The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of March 31, 2005.

(2)	The changes in shareholders’ equity for the three-month period ended March 31, 2005 are as follows (won in millions):

		Amount
				Paid-in capital in
	Number of	Common		excess of				Capital
	shares	stock		par value		Deficit		adjustments		Total
Beginning of period	462,135,180	W	2,310,676	W	344,642	W	(864,080)	W	(15,842)	W	1,775,396
Net income	—		—		—		5,141		—		5,141
Gain on valuation of interest swap	—		—		—		—		8,869		8,869
Gain on valuation of available-for-sale securities	—		—		—		—		4,412		4,412
Loss on valuation of investment securities using the equity method	—		—		—		—		(63)		(63)
Stock options	—		—		—		—		1,112		1,112

End of period	462,135,180	W	2,310,676	W	344,642	W	(858,939)	W	(1,512)	W	1,794,867

16. STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of March 31, 2005 are as follows:

Grant Date	Employee	Number of shares	Exercise price/share		Methods	Exercise period
1999. 3. 1	Ex-CEO	50,000	W	5,630	New stock issue	2002.3.1~2007.2.28
1999.10. 1	Senior managers	120,000		19,910	New stock issue	2002.10.1~2007.9.30
2000. 3.17	Senior managers & employees	1,413,591		17,750	New stock issue	2003.3.18~2008.3.17
2004.12.16	Senior managers & employees	19,772,890		5,000	New stock issue or cash payment	2006.12.17~2011.12.16
2005.3.25	Senior managers	610,000		5,000	New stock issue or cash payment	2007.3.26~2012.3.25

The Company values stock options granted on 2004 and 2005 using the fair value method (binomial option-pricing model) and in relation to the stock options granted in 2000, the Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of W16,865 million are allocated over the vesting period, and the compensation expense charged to operations for the three-month period ended March 31, 2005 is W1,112 million and W8,339 million was recorded as capital adjustments as of March 31, 2005. Also, in relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

     The schedule of compensation expense for the stock options as of March 31, 2005 is as follows (won in millions):

Year	Amount
Carried forward	W	7,227
2005.1 ~ 2005.3		1,112
2005.4 ~ 2006.3		4,164
2006.4 ~ 2007.3		3,219
2007.4 ~ 2008.3		1,116
2008.4 ~ 2009.3		27

	W	16,865

In relation to estimating the compensation expense, the principal assumption is as follows:

	Granted on 2000		Granted on 2004		Granted on 2005
Risk-free interest rate (%)		9.0		3.35 ~ 3.43		4.11 ~ 4.38
Expected lives (years)		3 ~ 7		2 ~ 3		2 ~ 4
Expected forfeitures per year (%)		3.0		2.09		2.09
Volatility (%)		—		53.8 ~ 85.7		34.3 ~ 50.4
Weighted-average exercise price (won)	W	17,750	W	5,000	W	5,000
Weighted-average fair value (won)		—	W	457	W	385

Had the compensation cost for the Company’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company’s ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced as follows (won in millions, except per share amount):

	2005		2004
Ordinary income (loss)	W	4,886	W	(5,832)
Net income (loss)	W	4,886	W	(5,832)
Ordinary income (loss) per share	W	11	W	(13)
Net income (loss) per share	W	11	W	(13)

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

17. OPERATING EXPENSES:

Operating expenses for the three-month periods ended March 31, 2005 and 2004 are as follows (won in millions):

	2005		2004
Salaries and wages	W	24,678	W	16,697
Provision for severance indemnities		3,343		3,172
Employee benefits		5,192		4,267
Rent		1,603		1,498
Depreciation and amortization		111,596		114,780
Advertising		10,637		7,059
Ordinary research and development cost		1,029		852
Bad debt		7,220		8,368
Telecommunication equipment lease expenses		31,154		38,198
Utilities		5,614		5,145
Maintenance		16,040		14,959
Selling expenses		80		272
Sales commissions		47,610		41,789
Interconnection charges		40,615		34,390
Commissions		28,257		24,967
Outsourcing services		1,680		825
Other		6,280		6,843

	W	342,628	W	324,081

18. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 27.5 percent in 2005 and 2004. For the three-month periods ended March 31, 2005 and 2004, the Company did not recognize income tax expense due to accumulated operating losses.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of March 31, 2005 and December 31, 2004 are as follows (won in millions):

	2005		2004
Temporary difference for deducting in tax income	W	179,880	W	174,115
Temporary difference for adding in tax income		16,017		14,950

		163,863		159,165
Statutory tax rate (%)		27.5		27.5

Deferred income tax assets	W	45,062	W	43,770

Current portion		18,149		24,224
Non-current portion		26,913		19,546

	W	45,062	W	43,770

As of March 31, 2005 and December 31, 2004, the Company did not recognize deferred tax assets for temporary differences and tax loss carryforward due to the uncertainty of future realization of the deferred tax benefits.

19. RELATED PARTY TRANSACTIONS:

Significant transactions with subsidiaries for the three-month periods ended March 31, 2005 and 2004, and account balances with subsidiaries as of March 31, 2005 and December 31, 2004 are as follows (won in millions):

2005
	Revenue		Expenses		Key-money deposits		Accounts payable
Hanaro Realty Development & Management Co., Ltd.	W	17	W	5,029	W	1,443	W	1,534
Hanaro Telephone & Internet Information, Inc.		3		9,175		3		3,293
Hanaro Dream, Inc.		1,343		9,466		29		3,268

	W	1,363	W	23,670	W	1,475	W	8,095

2004
	Revenue		Expenses		Key-money deposits		Accounts payable
Hanaro Realty Development & Management Co., Ltd.	W	13	W	3,884	W	1,551	W	799
Hanaro Telephone & Internet Information, Inc.		3		7,474		—		3,235
Hanaro Web TV		9		837		227		176
Hanaro Telecom America, Inc.		—		1,568		—		—
Hanaro Dream, Inc.		—		—		636		3,660

	W	25	W	13,763	W	2,414	W	7,870

20. COMMITMENTS AND CONTINGENCIES:

(1)	The Company has provided US$ 100 thousand, as a maximum, of payment guarantees to the Korea Exchange Bank in connection with the international telephone service arrangement contract with SingTel.

(2)	The Company has been provided US$ 1,000 thousand, as a maximum, of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(3)	The Company has provided one blank promissory note as collateral to LG Card Services Corp. in connection with its lease agreements.

(4)	The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.

21. SEGMENT INFORMATION:

The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the three-month periods ended March 31, 2005 and 2004 is as follows (won in millions):

					Broadband
2005	Voice		Leased Line		Service		Others		Total
Operating revenue	W	90,641	W	10,412	W	237,650	W	19,225	W	357,928
Operating income (loss)		(9,867)		1,983		27,845		(4,661)		15,300
Tangible and intangible assets		603,552		67,908		1,504,879		158,559		2,334,898
Depreciation and amortization		14,479		2,281		83,150		11,686		111,596

2004
Operating revenue	W	64,184	W	10,040	W	245,618	W	29,454	W	349,296
Operating income (loss)		(8,498)		1,578		38,670		(6,535)		25,215
Tangible and intangible assets		465,996		69,003		1,676,912		278,695		2,490,606
Depreciation and amortization		12,478		2,221		83,968		16,113		114,780

22. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:

According to the resolution of board of directors’ meeting dated April 18, 2005, the Company entered into senior secured credit facilities loan agreement with Development Bank of Singapore, JP Morgan Chase and Deutsche Bank amounting to W720 billion for the purpose of repayment of existing debt.